Consent of Independent Registered Public Accounting Firm

The Board of Directors
Arrow Financial Corporation:

We consent to the incorporation by reference in the registration statements, Forms S-3 (No. 333-187293 and No. 333-175236) and S-8 (No. 333-62719, No. 333-151550, No. 333-188479 and No. 333-188480) of Arrow Financial Corporation and subsidiaries of our reports dated March 13, 2015, with respect to the consolidated balance sheets of Arrow Financial Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Arrow Financial Corporation.

/s/ KPMG LLP

Albany, NY
March 13, 2015